SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

AngioDynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03457V101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

April 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03457V101	13D	Page 2 of 7

(1)	NAME OF REPORTING PERSONS Avista Capital Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 03457V101	13D	Page 3 of 7

(1)	NAME OF REPORTING PERSONS Avista Capital Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 03457V101	13D	Page 4 of 7

(1)	NAME OF REPORTING PERSONS Avista Capital Partners (Offshore), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 03457V101	13D	Page 5 of 7

(1)	NAME OF REPORTING PERSONS Navilyst Medical Co-Invest, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 03457V101	13D	Page 6 of 7

Introduction.

This Statement on Schedule 13D/A (“Schedule 13D/A”) amends the previous Schedule 13D (the “Initial Schedule 13D”) filed on May 24, 2012, as amended by Amendment No. 1 thereto filed on August 5, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on November 22, 2016 (“Amendment No. 2”) and Amendment No. 3 thereto filed on April 14, 2017 (“Amendment No. 3”), by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”); (2) Avista Capital Partners, L.P., a Delaware limited partnership (“ACP”); (3) Avista Capital Partners (Offshore), L.P., a Bermuda limited partnership (“ACP Offshore”); (4) Navilyst Medical Co-Invest, LLC, a Delaware limited liability company (“NM Co-Invest” and together with ACP and ACP Offshore, collectively the “Avista Capital Funds”), relating to the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of AngioDynamics, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Initial Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

This is the final amendment to the Initial Schedule 13D and an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is amended by adding the following paragraph immediately before the last paragraph thereof:

On April 26, 2017, the Avista Capital Funds completed a distribution in kind (the “Distribution”) of 2,191,915 shares of Common Stock to the limited partners and members, as applicable, of the Avista Capital Funds. On April 26 and 27, 2017, certain of the Avista Capital Funds sold an aggregate of 141,093 shares of Common Stock in accordance with Rule 144 under the Securities Act of 1933, as amended (the “144 Sales”). Following the 144 Sales, the Avista Capital Funds held zero shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and 5(b) of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of April 27, 2017, each of the Reporting Persons beneficially owned zero shares of the Company’s Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of the Company’s Common Stock.

Item 5(c) of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Avista Capital Funds sold the following shares in accordance with Rule 144 under the Securities Act of 1933, as amended:

Transaction Date	Reporting Person	Shares of Common Stock	Weighted Average Price per Share (1)
4/26/2017	ACP	27,046	$15.459
4/26/2017	ACP Offshore	11,690	$15.459
4/26/2017	NM Co-Invest	21,776	$15.459
4/27/2017	ACP	36,016	$15.0675
4/27/2017	ACP Offshore	15,568	$15.0675
4/27/2017	NM Co-Invest	28,997	$15.0675

(1)	The shares sold on April 26, 2017 were sold at prices ranging from $15.25 to $15.79. The shares sold on April 27, 2017 were sold at prices ranging from $14.82 to $15.40.

Except with respect to the 144 Sales and the Distribution, the Reporting Persons have not effected any transactions in the Company’s Common Stock since the filing of Amendment No. 3 on April 14, 2017.

Item 5(e) is hereby added to read as follows:

Each of the Reporting Persons ceased to be a beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Company on April 26, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2017

AVISTA CAPITAL PARTNERS, L.P.
AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
NAVILYST MEDICAL CO-INVEST, LLC

By:	Avista Capital Partners GP, LLC
its General Partner or Manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel